LUCAS F. TORRES 1.212.872.1016/fax: 1.212.872.1002 ltorres@akingump.com

May 7, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Rolaine S. Bancroft

Senior Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Re:	Ohio Edison Co.

Registration Statement on Form S-3

Filed April 2, 2013

File No. 333-187692 and 01-05

Dear Ms. Bancroft:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 29, 2013 to James F. Pearson, Chief Financial Officer of each of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company (collectively the “Ohio Companies”) with respect to the above-referenced registration statement (the “Registration Statement”) relating to the proposed issuance of pass-through trust certificates by FirstEnergy Ohio PIRB Special Purpose Trust 2013 (the “issuing entity”). On behalf of the Ohio Companies and the issuing entity, we are authorized to provide the responses contained in this letter.

Where indicated below, requested changes have been included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which is being filed simultaneously with this response. We are also delivering courtesy copies of the marked version of Amendment No. 1 to your attention.

For your convenience, we set forth each comment from your letter in bold typeface and include the response below it. Defined terms used herein and not otherwise defined shall have the meanings set forth in the prospectus supplement and prospectus contained in Amendment No. 1.

Registration Statement on Form S-3

General

1.	Please confirm that the offered securities will be investment grade securities as defined in General Instruction I.B.2 to Form S-3. See General Instruction I.B.5.(a)(i) to Form S-3.

Ms. Rolaine S. Bancroft Division of Corporation Finance May 7, 2013 Page 2

In accordance with General Instruction I.B.5(a)(i) to Form S-3, we hereby confirm that the certificates to be offered to the public under the Registration Statement will be “investment grade securities” as defined in General Instruction I.B.5(a)(i) to Form S-3.

2.	Please confirm that all agreements will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

We hereby confirm that we will file all agreements and other documents, including legal and tax opinions, required to be filed by Form S-3, Item 1100(f) of Regulation AB and Item 601 of Regulation S-K simultaneously with or prior to the filing of the final prospectus for the offering. In particular, we are filing simultaneously with this response Amendment No. 1 to the Registration Statement, which filing includes as exhibits thereto substantially all of such required agreements and documents. In addition, we note that the legal and tax opinions included among those exhibits contain only qualifications and assumptions that are customary for transactions of this type.

3.	We note that the issuing entity of the certificates will be FirstEnergy Ohio PIRB Special Purpose Trust 2013 and it does not appear that you contemplate issuing certificates from any other issuing entity at any other time; therefore, it does not appear that you will conduct more than one delayed offering using this registration statement. Please tell us whether this registration statement contemplates only one offering of certificates and corresponding underlying bonds. If so, please tell us why you have presented your disclosure in a base and supplement format instead of using one form of prospectus. We note several places where disclosure is repeated in the base and the supplement, and at times is inconsistent. We also note that you have placed brackets in the base prospectus for information that you intend to update. We highlight some instances in our comments below; however, our comments are not exhaustive. If you intend to retain the base and supplement format, please revise throughout for consistency.

This registration statement contemplates only one delayed offering of certificates and corresponding underlying bonds. We are employing a base and supplement format as has been employed on a significant majority of prior offerings of similar utility securitization bonds, many of which appear to have been offered and sold in single delayed take downs. We also believe that investors in these types of securitization bonds are very familiar with this format. Moreover, we see no disadvantage to this format as all of the same required information that would be in a single prospectus is included in the prospectus supplement and base prospectus format. As we intend to retain this format, we hereby confirm that we have, where appropriate, made revisions to the prospectus supplement and base prospectus filed as part of Amendment No. 1 to eliminate inconsistencies.

4.	We note that you are also registering the issuance of phase-in-recovery bonds. Please provide your legal analysis with respect to Securities Act Rule 190. In your analysis, please tell us if you intend to issue any other class of phase-in-recovery bonds, supported by the same property that will not be offered in the transaction(s) covered by this registration statement.

Ms. Rolaine S. Bancroft Division of Corporation Finance May 7, 2013 Page 3

The pass-through trust certificates to be issued by the issuing entity are being registered on Form S-3 pursuant to General Instruction I.B.5(a) thereof as “investment grade” asset-backed securities to be offered for cash. See our response to Comment No. 1 above.

The phase-in-recovery bonds to be purchased and held by the issuing entity as collateral for the certificates are also being registered on the same registration statement on Form S-3 pursuant to General Instruction I.B.5(b) thereof, which provides for the use of such form for securities relating to an offering of asset-backed securities registered in accordance with paragraph (a) of that instruction where those securities represent an interest in or the right to the payments of cash flows of another asset pool and meet the requirements of Rule 190(c)(1) through (4) under the Securities Act of 1933, as amended. In this case, the phase-in-recovery bonds of each bond issuer are securities relating to an offering of asset-backed securities (i.e. the pass-through trust certificates) to be registered on Form S-3 as stated above. Moreover, the phase-in-recovery bonds represent an interest in or right to the payments of phase-in-recovery charges, which are essentially cash flows of an asset pool consisting of phase-in-recovery property created under the Securitization Act and the financing order in connection with the issuance of the phase-in-recovery bonds.

We believe the phase-in-recovery bonds also meet the requirements of Rule 190(c)(1) through (4) because:

(1)	the issuing entity and the bond issuers were established under the direction of the same sponsors and depositors (i.e. CEI, OE and TE);

(2)	the phase-in-recovery property and phase-in-recovery bonds were created solely to satisfy the legal requirements of the Securitization Act and the financing order or otherwise to facilitate the structuring of a combined securitization by the three sponsors/depositors in order to achieve additional cost savings for their retail ratepayers;

(3)	the phase-in-recovery property and phase-in-recovery bonds are not part of any attempt to avoid registration or the requirements of Rule 190; and

(4)	the phase-in-recovery bonds are all held by the issuing entity and the phase-in-recovery property is effectively, through the phase-in-recovery bonds, the principal asset pool for the certificates.

Accordingly, we concluded that it is proper to register the phase-in-recovery bonds on Form S-3 along with the certificates.

In addition, we hereby confirm that we will not be issuing any other class or tranche of certificates or phase-in-recovery bonds, whether supported by the same phase-in-recovery property or otherwise, in any offering not covered by this registration statement.

5.	Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Ms. Rolaine S. Bancroft Division of Corporation Finance May 7, 2013 Page 4

The Registration Statement has been amended to reflect the Staff’s comment. A new section captioned “Affiliations and Transactions among the Transaction Parties” discloses the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB. Please see page 67 of the prospectus.

Prospectus Supplement

Cover Page

6.	We note your disclosure on page S-8 that “[t]aken together, the tranches of bonds of the bond issuers corresponding to tranches of certificates will have the same aggregate principal amount and expected amortization schedule as the related tranche of certificates.” Please clarify throughout the prospectus, including on the cover page, whether a bond of an individual issuer will correspond to an individual tranche of certificates, or whether bonds of more than one issuer will correspond to an individual tranche of certificates, and if any other combinations are possible.

We have clarified consistently throughout, including on the cover page of the prospectus supplement, that the tranche of bonds of all three bond issuers corresponding to a tranche of certificates, taken together, will have the same aggregate principal amount and expected amortization as that tranche of certificates. For example, tranche A-1 of each of the three bond issuers, taken together, will have the same aggregate principal amount and expected amortization schedule as tranche A-1 of the certificates.

7.	We note your disclosure on the cover page that the “bonds will be 100% owned by the trust.” However, we also note your disclosure on page S-10 that payments of principal will be made in order of priority to the “holders” of the different classes of bonds that you describe. It is unclear whether ‘holders’ refers to persons other than the issuing entity. Please revise or advise.

Holders refers only to the issuing entity. While it is contemplated that the issuing entity will at all times be the sole holder of all bonds, it is possible that one of more bonds could be sold in connection with a default and the exercise of remedies. As a result, “holders” is often used both in the transaction and disclosure documents. Moreover, this is consistent with indenture formats regardless of the number of holders at any given time.

8.	Please revise your cover page and throughout the prospectus, as appropriate, to identify the depositor(s) as defined in Item 1101(e) of Regulation AB.

The Registration Statement has been amended in response to the Staff’s comment to indicate that, in addition to being the sponsors, initial servicers and sellers, the Ohio Companies are the depositors for the securitization transaction. For example, please see the revisions to the cover page of Amendment No. 1, the cover pages of the prospectus supplement and prospectus contained therein and on page 57 of the prospectus under the section re-titled “The Sponsors, Sellers, Initial Servicers and Depositors”.

9.	Also, we note that in the first full paragraph you use the term “trust” to refer to the issuing entity and we note similar language throughout the prospectus. However,

Ms. Rolaine S. Bancroft Division of Corporation Finance May 7, 2013 Page 5

we note on page S-iii that “trust” is not a term you define as referring to the issuing entity. Please revise here and throughout the prospectus, as appropriate to eliminate the use of the term ‘trust’ and instead consistently use “issuing entity.”

The Registration Statement has been amended in response to the Staff’s comment to use the term “issuing entity” rather than “trust”. For example, please see the cover pages of the prospectus supplement and prospectus contained in Amendment No. 1.

10.	We note that on pages S-16 to S-17 of the prospectus supplement, you describe various forms of credit enhancement. On the cover page, please include a brief description of the credit enhancement or other support for the transaction that is described on pages S-16 to S-17. Refer to Item 1102(h) of Regulation AB.

The Registration Statement has been amended to reflect the Staff’s comment. Please see the front covers of the base prospectus and the prospectus supplement, where we have included the following:

“Payment on the bonds of each bond issuer and thus payment on the certificates will be supported by credit enhancement consisting principally of a semiannual true-up adjustment of phase-in-recovery charges intended to ensure recovery of amounts sufficient to timely pay scheduled principal and interest and other approved financing costs and amounts available in the capital subaccount under each bond indenture to the extent there are insufficient funds in the general subaccount and excess funds subaccount to pay interest and principal on the bonds.”

Securities Offered, page S-1

11.	Please revise to identify the various classes offered by the prospectus and any classes issued in the same transaction that are not being offered by the prospectus. Refer to Item 1103(a)(3)(i) of Regulation AB.

We have revised “Securities Offered” on page S-1 of the prospectus supplement to provide that tranches designated A-1, A-2 and A-3 are offered by the prospectus supplement and prospectus and that no other tranches will be offered in this transaction.

Priority of Payments, page S-5

12.	Please summarize the payment priorities and allocations among the classes of securities offered, and fees and expenses. Refer to Item 1103(a)(3)(vi) of Regulation AB.

The priority of payments (applicable to each bond issuer under its bond indenture) relevant to the securities offered are summarized on page S-18 of the prospectus supplement, pages 11 and 12 of the prospectus and in the description of the bonds on pages 79 and 80 of the prospectus. The first two summaries include the priority of payments for the bonds provided in the description of the bonds and additional explanation to show the priority for the pass-through distributions to certificateholders. The distributions by each bond issuer to the holder of the bonds are passed-through directly to certificateholders. No other persons receive any portion of these pass-through payments under the certificate indenture. All fees and expenses of trustees and others are paid by the bond issuers in accordance with the priority of payments contained in the respective bond indentures (which are substantively identical).

Ms. Rolaine S. Bancroft Division of Corporation Finance May 7, 2013 Page 6

13.	Please identify any events in the transaction agreements that can trigger liquidation or amortization or other performance triggers that would alter the transaction structure or the flow of funds, with respect to both the bonds and the certificates. Refer to Items 1103(a)(3)(vii) and 1113(a)(6) of Regulation AB.

The structure or cash flows of the transaction would be altered in two scenarios. First, payments of principal due and payable on the bonds of a defaulting bond issuer as a result of an event of default under that the applicable bond indenture or upon final maturity will be paid pro rata based on the respective outstanding principal amount of the bonds of each tranche of the defaulting bond issuer as opposed to sequential pay of the tranche A-1 bonds until paid in full, then tranche A-2 bonds until paid in full and then tranche A-3 bonds until paid in full. Under each bond indenture, events of default include non-payment of interest or principal (but only at final maturity of a tranche), material covenant or representation breaches, events of bankruptcy, insolvency, receivership or liquidation and violations of the State of Ohio’s pledge. An event of default under the bond indenture of one bond issuer will not constitute an event of default under the indenture of any other bond issuer.

Second, a bond issuer will not pay principal on a payment date of any tranche of bonds if making the payment would reduce the principal balance of that tranche to an amount lower than that specified in the expected amortization schedule for that tranche on that payment date. There are no other performance triggers that would alter the flow of funds with respect to the bonds and the certificates. The foregoing is summarized in the description of the bonds on pages S-9 through S-11 of the prospectus supplement and on pages 76 through 87 of the prospectus.

Use of Proceeds, page S-5

14.	We note your disclosure here regarding the use of proceeds, but could not locate disclosure required by Item 1107(j) of Regulation AB. Please revise or advise.

The Registration Statement has been revised to reflect the Staff’s comment. Please see “Use of Proceeds” on pages S-5 and S-6 of the prospectus supplement and page 106 of the prospectus, where we have revised the disclosure as following:

“The issuing entity will use the entire proceeds received from the sale of the certificates, net of underwriting discount, to purchase the bonds from the bond issuers. The bond issuers will use the net proceeds from the sale of the bonds to pay the expenses of the issuance and sale of the bonds and the certificates and other upfront financing costs and to purchase the phase-in-recovery properties from the sellers. The sellers will use the net proceeds from the sale of the phase-in-recovery properties primarily to repay outstanding debt of the sellers. Net proceeds may also be used by any seller for other general corporate purposes to the extent set forth in the financing order.”

Please also refer to page S-13 of the prospectus supplement, which sets out the type and amount of expenses payable the servicers and administrators.

Payment Dates and Interest Accrual, page S-6

15.	Please state the expected final and final scheduled maturity date of each class of securities offered. Refer to Item 1103(a)(3)(iii) of Regulation AB.

Ms. Rolaine S. Bancroft Division of Corporation Finance May 7, 2013 Page 7

The expected final and final scheduled maturity date of each tranche of certificates offered by the prospectus will be stated in the final prospectus and general disclosure package.

Description of the Certificates, page S-8

16.	Please include a description of how losses not covered by the credit enhancement will be allocated among the different classes of securities.

Unlike more traditional asset-backed securities structures, the semiannual adjustment mechanism authorized for the phase-in-recovery bonds by the Securitization Act and the financing order renders the likelihood of actual losses requiring allocation of such losses among tranches of bonds remote. Rather, since shortfalls in principal and interest in any payment period will be adjusted for subsequent periods, there may be payment delays, but should rarely, if ever, be losses, particularly since the true up mechanism is uncapped.

Because it is expected that principal amortization of the respective tranches will be sequential, any shortfall in any principal payment for one tranche will occur only at a time when there are no required principal payments due on any other tranche. Thus, only that one tranche will be affected by the shortfall, which, in any case, will be more in the nature of a delay in payment than a loss due to implementation of a subsequent true up. In the case of any interest payment shortfall, although such shortfall will be allocated pro rata across all tranches of bonds, that delinquent interest should be recouped in the subsequent period as a result of the true up mechanism.

Notwithstanding the foregoing, in the case of an event of default resulting in actual losses (i.e. a bankruptcy or other similarly dire scenario), while recovered amounts for the bonds of the defaulting bond issuer will be paid pro rata among the then remaining outstanding tranches, it could be argued that one or more tranches will experience proportionally greater loss due to the prior sequential payment of any other tranches that have fully or partially amortized.

The Trustees, page S-15

17.	We note that U.S. Bank “or” U.S. Bank Trust will serve as Delaware trustee of the issuing entity. We also note on page 5 of the base prospectus that U.S. Bank Trust will serve as the Delaware trustee. Please reconcile these two statements. If the Delaware trustee will not be determined at the time of the offering, please revise to explain why or advise.

U.S. Bank and U.S. Bank Trust are two different, but affiliated, entities. U.S. Bank will act as trustee under each of the bond indentures and under the certificate indenture. U.S. Bank Trust, which is located in Delaware, will act as the Delaware trustee of the issuing entity in satisfaction of the requirements for Delaware statutory trusts under Delaware law. Both parties are currently known and have already been engaged in anticipation of the offering. In response to your comment, we have reviewed each reference to U.S. Bank and to U.S. Bank Trust to confirm that the correct entity is named and have made revisions to the Registration Statement to the extent necessary.

Ms. Rolaine S. Bancroft Division of Corporation Finance May 7, 2013 Page 8

Underwriting, page S-20

18.	We note your disclosure in the third full paragraph that the underwriters are committed to take and pay for all of the certificates being offered, if any are taken. We also note your disclosure that if all the certificates are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. Please revise to provide more detail regarding your underwriting arrangement and include a reconciliation of these two statements or advise.

The first statement referenced describes the commitment of the underwriters to purchase all of the securities from the issuing entity pursuant to a customary full commitment underwriting. This is in contrast to a best efforts underwriting where the underwriters are only obligated to purchase the amount of offered securities that they can actually sell using their best efforts. The second referenced statement is only intended to describe the underwriters’ right to change the price at which they may resell the securities if they are unable to resell them all at the initial offering price set forth on the cover page of the prospectus supplement, which is also a customary term in an underwritten offering.

Where You Can Find More Information, page S-23

19.	Please identify the reports that will be filed with the Commission. Refer to Item 1118(b) of Regulation AB.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page S-23 and 107 of the prospectus supplement and accompanying prospectus, where we have revised the disclosure under “Where You Can Find More Information” to read as follows:

“To the extent that we are required to file such reports and information with the SEC under the Exchange Act, we will file (or any of the sponsors, in its capacity as sponsor, will file on our behalf) annual reports on Form 10-K, distribution reports on Form 10-D and current reports on Form 8-K with the SEC.”

Prospectus

Cautionary Statement Regarding Forward-Looking Information, page v

20.	Please delete your reference to forward-looking statements as the provisions do not apply to you at this time.

The Registration Statement has been amended to reflect the Staff’s comment.

Risk Factors, page 16

You could experience payment delays or losses as a result of limited sources of payment for the certificates and limited credit enhancement, page 16

21.

We note your statement that if distributions are not made on the certificates in a timely manner as a result of nonpayment of the related bonds of one or more of the bond issuers, the holders of at least a majority of the outstanding principal amount of the certificates may direct the certificate trustee to bring an action against the

Ms. Rolaine S. Bancroft Division of Corporation Finance May 7, 2013 Page 9

defaulting bond issuer. Please clarify in your risk discussion whether you require a majority of the holders of a particular tranche or all tranches, or something else. As noted in comment 6 above, it is unclear whether only one bond will support one tranche of certificates, and this risk factor may be unclear to an investor.

Pursuant to the terms of the certificate indenture, if distributions are not made on the certificates in a timely manner as a result of nonpayment of the related bonds of one or more of the bond issuers, the holders of at least a majority of the outstanding principal amount of all outstanding certificates of all tranches (voting as one class) may direct the certificate trustee to bring an action against the defaulting bond issuer.

The Registration Statement has been amended to clarify this point in response to the Staff’s comment. Please see page 16 of the prospectus, where we have revised the third paragraph under “Risk Factor—Risks Related to Limited Source of Payments and Credit Enhancement—You could experience payment delays or losses as a result of limited sources of payment for the certificates and limited credit enhancement” to read as follows:

“If distributions are not made on the certificates in a timely manner as a result of nonpayment of any bonds of any of the bond issuers, when due (and, for the avoidance of doubt, excluding the failure to pay principal in accordance with the expected amortization schedule), the holders of at least a majority of the outstanding principal amount of all tranches of the certificates (voting as one class) may direct the certificate trustee to bring an action against any defaulting bond issuer to foreclose on the phase-in-recovery property of that bond issuer and the other bond collateral securing its bonds. There is not likely to be a market, however, for the sale of the phase-in-recovery property and the other bond collateral.”

Litigation and other events in jurisdictions other than Ohio could adversely affect certificateholders, page 18

22.	We note your statement that laws in other states related to securitization by electric utilities have been challenged by judicial actions. Please revise to provide a brief description of the basis of the challenge and how it may relate to the Securitization Act so that investors may better understand this risk factor.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 18 of the prospectus, where we have added the following disclosure to the risk factor:

“One of the unsuccessful challenges was a claim that a similar state scheme was impermissible state regulation of interstate commerce in violation of the Commerce Clause of the U.S. Constitution, which limits the authority of States to regulate interstate commerce. Other unsuccessful challenges based on claims that could arise under the U.S. Constitution or other federal law included claims that allowing utilities to recover nonbypassable charges from certain classes of ratepayers operated as takings of the ratepayers’ property or treated different classes of ratepayers differently in violation of equal protection.”

This disclosure reflects challenges that have been made to similar statutes under federal law, or under state law provisions with federal analogues, all of which were unsuccessful. The unsuccessful challenge alleging impermissible state regulation of interstate commerce was brought in Pennsylvania.

Ms. Rolaine S. Bancroft Division of Corporation Finance May 7, 2013 Page 10

See Indianapolis Power & Light Co. v. Penn. Public Utility Comm’n, 711 A.2d 1071 (Pa. Commw. Ct. 1998) (rejecting Commerce Clause challenge to Pennsylvania securitization law). There were a few unsuccessful challenges in other states based on state or federal provisions guaranteeing equal protection and prohibiting the taking of property without just compensation. See, e.g., Markley v. Dep’t of Public Utility Control, 23 A.3d 668 (Conn. 2011) (rejecting equal protection challenge to law extending nonbypassable charges for the customers of only certain utilities); In re Campaign for Ratepayer Rights, 766 A.2d 702 (N.H. 2001) (rejecting claim under state constitution that allowing utility to recover stranded costs was a taking of ratepayers’ property and claim under state law that nonbypassable charges discriminated between different classes of ratepayers); Corpus Christi v. Public Utility Comm’n of Tex., 51 S.W.3d 231 (Tex. 2001) (rejecting claim by rival utility under state constitution that it was a taking of consumers’ property to allow an incumbent utility to charge nonbypassable rates to customers in service area even if customers do not obtain service from the incumbent utility); Montana Power Co. v. Montana Public Serv. Comm’n, 26 P.3d 91 (Mont. 2001) (dismissing takings challenge to transition cost recovery order).

The Trustees, page 51

23.	We note that this section titled “The Trustees” does not provide a description of the roles and responsibilities of the trustees. Please revise to indicate where you provide information about their roles and responsibilities.

The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 51 and 52 of the prospectus, where we have included following additional disclosure under the Subheadings noted:

Certificate Trustee

“The role and responsibilities of the certificate trustee is set out in the certificate indenture, a form of which is filed as an exhibit to the registration statement of which this prospectus forms a part, and this description is qualified by reference to the provisions in the certificate indenture. The certificate trustee will be required to discharge (or cause to be discharged) all of its responsibilities pursuant to the terms of the certificate indenture and will perform such duties and only such duties as are specifically set out in the certificate indenture. If an event of default under the certificate indenture (defined as an event of default under a bond indenture) has occurred and is continuing, the certificate trustee shall exercise the rights and powers vested in it by the certificate indenture, which include the right to vote the bonds of the defaulting bond issuer in favor of declaring the bonds of that bond issuer due and payable and the right to sell any or all of the bonds issued by that defaulting bond issuer. For more information about the certificate trustee, see “Description of the Certificates” in this prospectus.”

Bond Trustee

“The role and responsibilities of the bond trustee is set out in the bond indentures, a form of which is filed as an exhibit to the registration statement of which this prospectus forms a part, and this description is qualified by reference to the provisions in the bond indenture. The bond trustee will be required to discharge (or cause to be discharged) all of its responsibilities pursuant to the terms of the bond indenture and will perform such duties and only such duties as are specifically set out in the bond indenture. If an event of default under a bond indenture has occurred and is continuing, the bond trustee shall exercise the rights and powers vested in it by the bond indenture, which include the right to declare all bonds of the defaulting bond issuer due and payable and the right to sell the phase-in-recovery property of that bond issuer or maintain possession of such property and continue to apply phase-in-recovery charge collections to the bonds of that bond issuer. For more information about the bond trustee, see “Description of the Bonds” in this prospectus.”

Ms. Rolaine S. Bancroft Division of Corporation Finance May 7, 2013 Page 11

The Sponsors, Sellers and Initial Servicers, page 56

24.	Please include a description of the sponsors’ experience in securitization and the servicers’ experience in servicing of phase-in recovery properties. Refer to Item 1104(c) and 1108(b) of Regulation AB.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 57 of the prospectus, where we have added the following disclosure:

“None of CEI, OE and TE have experience as sponsors or servicers of phase-in-recovery property. In fact, the financing order was the first granted by the PUCO in the State of Ohio and the Securitization Act, which provides for the creation of phase-in-recovery property, only became effective in early 2012. Nor have any of CEI, OE and TE previously acted as a sponsor or servicer for any other property or pool of assets in any securitization transaction, other than as originators, sponsors and servicers of accounts receivable financings from time to time in the past. However, six other FirstEnergy utility subsidiaries have experience as sponsors and servicers in ten similarly-structured utility securitization transactions in three other states with similar enabling statutes. Moreover, CEI, OE and TE have been billing and collecting charges from electric customers since 1892, 1930 and 1901, respectively.”

Servicing Agreements, page 66

25.	We note your risk factor on page 24 that servicers will commingle the phase-in recovery charges with other revenues they collect. Please include a description of the extent of commingling of funds that may occur with other funds or assets of the servicers. Refer to Item 1108(c)(2) of Regulation AB.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 63 of prospectus, where we have added the following disclosure:

“The Ohio Companies, as servicers, are permitted to commingle the phase-in-recovery charges with other revenues they collect prior to remitting such charges to the bond trustee, pursuant to the servicing agreements, the financing order and the Securitization Act. All collections and other funds for each of the Ohio Companies are currently remitted to a centralized bank account held under the name of an affiliate, FirstEnergy Service Company (FESC), as administrator of the FirstEnergy regulated utility money pool. As such, those collections and other funds for each of the Ohio Companies that come into the money pool administered by FESC are commingled with the collections and other funds of the other FirstEnergy regulated utility affiliates participating in the money pool. As needed, funds from the money pool are remitted on behalf of the applicable money pool participant by FESC, pursuant to its obligations to provide administrative, management and other services (including treasury services) to the Ohio Companies and other FirstEnergy regulated utility affiliates under that certain Service Agreement dated as of February 25, 2011. In the case of collections of phase-in-recovery charges that are initially commingled within the money pool, FESC will remit such funds to the applicable bond trustee on behalf of the applicable Ohio Company servicer for deposit in the applicable collection account within the time frames contemplated by the applicable basic documents.”

Statements by Servicers, page 70

26.	We note your disclosure that on or before “[January 1] and [July 1] of each year, each servicer will prepare and furnish annually to the respective bond trustee .. . . . a statement for the previous year….” Please clarify why an annual report will be provided two times a year or advise.

Ms. Rolaine S. Bancroft Division of Corporation Finance May 7, 2013 Page 12

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 72 of the prospectus, where we have revised the first sentence of the first paragraph under “Servicing Agreements—Statements by Servicers” to read as follows:

“On or before [January 1] and [July 1] of each year, each servicer will prepare and furnish semiannually to the respective bond trustee, the certificate trustee and the respective bond issuer a statement for the applicable six-month reconciliation period setting forth either the amount of any excess payments arising from the phase-in-recovery charges remitted by the servicer to the bond trustee or the amount of any shortfall in remittances.”

Where You Can Find More Information, page 104

27.	We note your statement that the prospectus describes the material terms of some of the documents that have been filed as exhibits and that any statements in the prospectus concerning the provisions of any document filed as an exhibit are not necessarily complete and are qualified in their entirety by reference to the respective exhibit. Please revise to clarify that the prospectus describes the material terms of the material documents, and remove language that disclaims the completeness of the prospectus disclosure.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 107 of the prospectus, where we have revised the second, third and fourth sentences of the first paragraph under “Where You Can Find More Information” to read as follows:

“This prospectus and the accompanying prospectus supplement describe the material terms of those documents that have been filed as exhibits to the registration statement that are material to the offering of the certificates. However, this prospectus and the accompanying prospectus supplement do not contain all of the information contained in the registration statement and the exhibits. Any statements contained in this prospectus or the accompanying prospectus supplement concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC are qualified in their entirety by reference to the respective exhibit.”

Part II Information Not Required in Prospectus

Item 16. Exhibits, page II-5

28.	Please file your exhibits with your next amendment.

We have filed the following additional exhibits with Amendment No. 1: 3.2, 3.4, 3.6, 4.1, 4.2, 4.3, 4.4, 4.5, 5.1, 5.2, 5.3, 5.4, 5.5, 8.1, 8.2, 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 23.1, 23.2, 23.3, 24.1, 25.1, 25.2, 25.3, 25.4, 99.1, 99.2, 99.3, 99.4, 99.5, 99.7 and 99.8.

29.	We note on page 31 of the base prospectus your description in the section “The Securitization Act” of the statute and regulatory proceedings authorizing the recovery of phase-in costs. It is unclear to us whether you are filing all the related documents you describe as exhibits. Please reconcile the documents described in the prospectus with Exhibits 99.1 and 99.2.

Ms. Rolaine S. Bancroft Division of Corporation Finance May 7, 2013 Page 13

As originally filed, Exhibit 99.1 contained all documents filed with the PUCO by the Ohio Companies in respect of their application for the financing order and Exhibit 99.2 contained the PUCO’s financing order and all other documents issued by the PUCO in connection therewith. In response to the Staff’s comment, we have re-filed such previously filed documents as individual exhibits. Please see Exhibits 99.1 through 99.5 to Amendment No. 1.

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Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact me at 212.872.1016 or Kim E. Ramsey at 210.281.7251.

Sincerely,

/s/ Lucas F. Torres

Lucas F. Torres, Esq.

cc:	James F. Pearson

Douglas E. Davidson

Lulu Cheng